UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13G
                                (RULE 13D-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULES 13D-1(B) AND (C) AND AMENDMENTS THERETO FILED
                             PURSUANT TO 13D-2(B)
                              (AMENDMENT NO. 2)(1)


                         Closure Medical Corporation
                                Name of Issuer

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                 189093 10 7
                                 CUSIP Number

----------

      1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 pages

CUSIP NO.  189093 10 7            13G                          PAGE 2 OF 6 PAGES

 1     NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                   F. William Schmidt

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                 (a)  [ ]

                                                 (b)  [X]

 3     SEC USE ONLY


 4     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

                    5     SOLE VOTING POWER

                          2,539,114(1)

                    6     SHARED VOTING POWER

                          599,912(2)

                    7     SOLE DISPOSITIVE POWER

                          2,539,114(1)

                    8     SHARED DISPOSITIVE POWER

                          599,912(2)

 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,139,026

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

               N/A

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               23.6% as of December 31, 1998

12       TYPE OF REPORTING PERSON*

               IN

                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO.  189093 10 7                13G                      PAGE 3 OF 6 PAGES


 1     NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                   Triangle Partners, L.P.

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                 (a)  [ ]

                                                 (b)  [ ]

 3     SEC USE ONLY


 4     CITIZENSHIP OR PLACE OF ORGANIZATION

       Pennsylvania


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

                    5     SOLE VOTING POWER

                          2,246,945

                    6     SHARED VOTING POWER

                          N/A

                    7     SOLE DISPOSITIVE POWER

                          2,246,945

                    8     SHARED DISPOSITIVE POWER

                          N/A

 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,246,945

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

         N/A

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         16.9% as of December 31, 1998

12       TYPE OF REPORTING PERSON*

         PN

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                            FOOTNOTES TO COVER PAGE
                                OF SCHEDULE 13G

                              F. WILLIAM SCHMIDT


      1. Includes 2,246,945 shares of Common Stock held by Triangle Partners, L.P., a limited partnership of which Mr. Schmidt is the sole general partner, and Mr. Schmidt is deemed to have sole voting and investment power for such shares. Includes 13,295 shares of Common Stock issuable upon the exercise of stock options exercisable within 60 days of December 31, 1998. Excludes 50,000 shares held by Mr. Schmidt's spouse.

      2. The shares of Common Stock are held by OMI Partners, L.P., a limited partnership of which Mr. Schmidt and his brother, Mr. Rolf D. Schmidt, are the sole general partners. The Schmidts are deemed to share voting and investment power for such shares. Excludes 50,000 shares held by Mr. F. William Schmidt's spouse. Mr. F. William Schmidt disclaims the existence of a group with Mr. Rolf D. Schmidt.


                               Page 4 of 6 pages

                                 SCHEDULE 13G

      Item 1. (a) Name of Issuer: Closure Medical Corporation, a Delaware corporation (the "Company")

                  (b) Address of Issuer's Principal Executive Offices: 5250 Greens Dairy Road, Raleigh, North Carolina 27616

      Item 2. (a) Name of Person Filing: F. William Schmidt and Triangle Partners, L.P.

                  (b) Address of Principal Business Office or, if none,
Residence: 534 Ridge Avenue, Ephrata, Pennsylvania 17522 for Mr. Schmidt and Triangle Partners, L.P.

                  (c) Citizenship: Mr. Schmidt is a United States citizen and Triangle Partners, L.P. is a Pennsylvania limited partnership

                  (d) Title of Class of Securities: Common Stock, par value $.01 per share ("Common Stock")

                  (e)  CUSIP Number:  189093 10 7

      Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a: N/A

      Item 4. Ownership. For information concerning the ownership of Common Stock of the Company by Mr. Schmidt, see Items 5 through 9 and 11 of the cover page to this Schedule 13G and the footnotes thereto.

      Item 5.     Ownership of Five Percent or Less of a Class.  N/A

      Item 6.     Ownership of More than Five Percent on Behalf of Another
Person.  N/A

      Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. N/A

      Item 8.     Identification and Classification of Members of the Group.
N/A

      Item 9.     Notice of Dissolution of Group.  N/A

      Item 10.    Certification.  N/A

                               Page 5 of 6 pages

                                   Signature


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                    February 12, 1998
                                    --------------------------------
                                    (Date)



                                    /s/ F. William Schmidt
                                    --------------------------------
                                    (Signature)



                                    F. William Schmidt
                                    --------------------------------
                                    (Name)



                                    TRIANGLE PARTNERS, L.P.

                                    By: Its General Partner


                                    /s/ F. William Schmidt
                                    --------------------------------
                                    (Signature)


                                    F. William Schmidt
                                    --------------------------------
                                    (Name)

                               Page 6 of 6 pages